12013545

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53027

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
W.R. Taylor & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Commerce Street, Suite 600
(No. and Street)

Montgomery	AL	36104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frances Jordan — (334) 395-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Taunton, P.C.
(Name – *if individual, state last, first, middle name*)

1761 Taliaferro Trail	Montgomery	AL	36117
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Wolf & Taunton, P.C.
Certified Public Accountants

MARCUS J. WOLF, C.P.A.
BOBBY L. TAUNTON, JR., C.P.A.

TAWANNA L. AUDE, C.P.A.
STEPHANIE C. SMITH, C.P.A.

P.O. BOX 241485
MONTGOMERY, ALABAMA
36124-1485

1761 TALIAFERRO TRAIL
MONTGOMERY, ALABAMA 36117
(334) 244-8900
FAX (334) 244-7085

INDEPENDENT AUDITORS' REPORT

To the Members
W.R. Taylor & Company, LLC
Montgomery, Alabama

We have audited the accompanying statement of financial condition of W.R. Taylor & Company, LLC (the Company) as of December 31, 2011 that you filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of W.R. Taylor & Company, LLC at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Wolf & Taunton, P.C.

February 20, 2012

W.R. TAYLOR & COMPANY, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

Cash and cash equivalents	$ 482,710
Deposits with clearing organizations and others	15,000
Commissions, fees and reimbursements receivable	34,443
Prepaid expenses	17,837
Property and equipment at cost, less accumulated depreciation of $107,481	50,912
	$ 600,902

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$ 47,327
Deferred income	58,699
	106,026
MEMBERS' EQUITY	494,876
	$ 600,902

See accompanying notes and independent auditors' report.

W.R. TAYLOR & COMPANY, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2011

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of W.R. Taylor & Company, LLC (the Company) is presented to assist in understanding the Company's statement of financial condition. The statement of financial condition and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the statement of financial condition.

Date of Management's Review

Management has evaluated subsequent events through February 27, 2012, the date which the statement of financial condition was available to be issued.

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is an Alabama Limited Liability Company located in Montgomery, Alabama. The Company serves as a bond placement agent, remarketing agent, and financial advisor for municipal transactions involving originating, developing and placement of tax-exempt and taxable IDB bond and note financing for agribusiness and middle market companies throughout the United States.

Basis of Accounting

The Company uses the accrual basis of accounting in accordance with generally accepted accounting principles.

Cash and Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Customer Accounts Receivable

Customer accounts receivable are reported at the amount management expects to collect on balances outstanding at year-end. Based on management's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year-end will be immaterial.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Major additions for property and equipment are capitalized at cost; maintenance and repairs are charged to expense as incurred. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the statement of income. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets.

Income Taxes

Pro rata income from the LLC is combined with the income and expenses of the members from other sources and reported in the members' individual Federal and State tax returns. The LLC is not a taxpaying entity for purposes of Federal and State income taxes, and thus, no income taxes have been recorded in the statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - PROPERTY AND EQUIPMENT

The components of property and equipment, at cost, are as follows as of December 31, 2011:

Furniture and fixtures	$ 110,794
Office equipment	20,526
Computer equipment	27,073
	158,393
Less accumulated depreciation	107,481
	$ 50,912

Depreciation expense for the year ended December 31, 2011 was $17,309.

W.R. TAYLOR & COMPANY, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $423,407 which was $418,407 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 12.02%.

NOTE D - OPERATING LEASES

The Company leases office space, office equipment and an automobile under operating leases that have initial non-cancelable lease terms in excess of one year. Total rent expense for the year ended December 31, 2011 was $89,525.

Future minimum payments under long-term operating leases, which expire in 2017, are as follows for the years ending December 31:

2012	$ 63,681
2013	59,933
2014	53,116
2015	52,956
2016	54,541
2017	18,680
	$302,907

NOTE E - CONCENTRATIONS

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade accounts receivable. The Company places its temporary cash investments with financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across different industries and geographic areas. As of December 31, 2011, the Company had no significant concentrations of credit risk.

Business risk

The Company's revenues and profitability are affected by many conditions, including changes in economic conditions, inflation, political events, and investor sentiment. Because these factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

NOTE F - PROFIT SHARING PLAN

The Company sponsors a 401(k) plan. The plan covers all employees age 21 and older. Employees may contribute up to 15% of their compensation to the plan. The plan does not permit matching contributions. The Company may make discretionary contributions to the plan in addition to employee contributions. The Company did not make any discretionary contributions for the year ended December 31, 2011.

NOTE G - REGULATION

The Company is registered as a broker-dealer with the Securities and Exchange Commission. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the FINRA, which has been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices, the use and safekeeping of customers' funds and securities, and the conduct of directors, officers and employees. Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

NOTE H - FINANCIAL INSTRUMENTS

The Company has a number of financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2011, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying statement of financial condition. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

NOTE I - LAWSUIT SETTLEMENT

In 2011, the Company reached a lawsuit settlement with two parties resolving all outstanding litigation with the two parties. Under the terms of the settlement, the Company received $1,324,800 from the two parties during 2011. As a result, the Company recognized a gain of $1,324,800 which is included in other income. Also, under the terms of the settlement, the Company received $165,378 during 2011 representing remarketing fees due to the Company, and was recorded as such. Finally, under the terms of the settlement, the Company will receive certain future amounts during 2012, 2013 and 2014 representing additional remarketing fees due to the Company. The remaining amounts are being recognized as remarketing fee income as earned. The settlement includes a mutual agreement not to pursue additional litigation related to these matters.

W.R. TAYLOR & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

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